FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2024 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Santander reports profit of €6,059 million (+16%) in the first half of the year and upgrades 2024 targets Revenue increases by 10% to a record of €31,050 million1 Return on tangible equity (RoTE): 15.9%, or 16.3% after annualizing the impact of the Spanish bank levy Earnings per share increases by 19% New 2024 targets: high-single digit revenue growth, efficiency of c.42% and RoTE of over 16% Madrid, 24 July 2024 - PRESS RELEASE • Fully-loaded CET1 increased to 12.5% after adding 20 basis points in the last quarter. • TNAV plus cash dividend per share increased 12%. • Net interest income increased 12% to a record €23,457 million, driven by growth in all businesses, particularly in Retail, CIB and Wealth. • Net fee income increased 6%, with good commercial dynamics and higher customer activity in all global businesses. • Efficiency improved significantly to 41.6% (-2.6 percentage points) driven by the bank’s transformation towards a simpler, more digital and integrated model, with costs stable for the fourth consecutive quarter in constant euros. • Loan-loss provisions rose 8% due to the expected normalization in Consumer, with a good performance in Retail thanks to lower provisions in Europe. • Credit quality remained robust, with cost of risk in line with the target for the year at 1.2%. • In the second quarter, attributable profit reached a record high at €3,207 million, up 20%. • Santander has upgraded three 2024 targets: high-single digit revenue growth (from mid-single digit); an efficiency of c.42% (from below 43%); RoTE of over 16% (from 16%); cost of risk of c.1.2%; and fully-loaded CET1 above 12%. Ana Botín, Banco Santander executive chair, said: “We have grown revenue by 10% in the first half, supported by all five of our global businesses, with costs broadly flat for the last four quarters leading to earnings per share growth of 19%. This demonstrates that our scale, diversification, and the successful execution of our transformation continue to deliver sustainable, profitable growth. Across the group, we continue to invest for future growth, deploying our own industry-leading technology to ensure we can offer the best service to customers while also improving efficiency. This has helped us record our best efficiency ratio in 15 years. In the context of a volatile geopolitical environment, we are confident that we will deliver on the more ambitious targets set out today thanks to our diversification across businesses and markets, the strength of our model, and the quality of our team - to whom I am again extremely grateful.” 1 Variations year-on-year. Note: Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section (page 76) of the financial report at CNMV and at santander.com.

Santander

Underlying income statement*

EUR million

	H1'24	H1'24 v H1'23	H1'24 v H1'23 (ex FX)	Q2'24	Q2'24 v Q2'23	Q2'24 v Q2'23 (ex FX)
Total income	31,050	+10%	+9%	15,670	+10%	+10%
Operating expenses	-12,913	+3%	+3%	-6,366	+1%	+1%
Net operating income	18,137	+15%	+14%	9,304	+17%	+17%
Net loan-loss provisions	-6,243	+8%	+8%	-3,118	+8%	+8%
Profit before tax	9,508	+14%	+13%	4,925	+16%	+17%
Attributable profit	**6,059**	**+16%**	**+15%**	**3,207**	**+20%**	**+20%**

(*) All references to variations in constant euros include Argentina in current euros. In the quarter, there are net charges of €452 million related to provisions for CHF mortgages in Poland and write-downs after discontinuing the merchant platform in Germany and Superdigital in Latin America. Summary of statutory figures at the end of this press release.

Underlying business performance

To allow a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros (i.e., excluding currency movements) unless otherwise stated.

Santander achieved an **attributable profit** of €6,059 million in the first half of 2024, up 16% in current euros versus the same period last year, as strong growth in net interest income in all the global businesses and regions, supported by four million more customers, and very good cost control, more than offset the expected year-on-year growth in provisions.

The group continued to increase profitability and shareholder value creation, with a return on tangible equity (**RoTE**) of 15.9%, or 16.3% if the impact of the temporary banking levy in Spain, which was registered in full in the first quarter (€335 million), was distributed evenly across the year; earnings per share (**EPS**) of €0.37, up 19%, and tangible net asset value (**TNAV**) per share of €4.94 at the end of the first half. Including the cash dividend paid in November 2023 and the final dividend paid in May, total value creation (TNAV plus cash dividend per share) increased 12%.

Q2'24 attributable profit
€3.2bn
+20%

H1'24 attributable profit
€6.1bn
+16%

Efficiency
41.6%
-261bps

RoTE
15.9% 16.3% annualizing the temporary levy impact
+137bps

FL CET1
12.5%
+0.22pp

TNAVps + DPS
+12% YoY

Variations in current euros.

As a result of the strong momentum within the business, Santander has upgraded its 2024 targets and is now expecting high-single digit revenue growth for the year (an increase from its previous target of mid-single digit growth); an efficiency ratio of c.42% (from below 43%); and RoTE of over 16% (from 16%). The targets of cost of risk at c.1.2% and fully-loaded CET1 above 12% after Basel III implementation are maintained.

In the first half of 2024, customer funds (deposits and mutual funds) grew 5%, with **deposits** up 2%, supported by strong growth in time deposits (+12%), as well as the ongoing increase in customer numbers. Total **loans** grew 2% to €1.03 trillion, as growth in Consumer, CIB, Wealth and Payments offset a small decrease in Retail.

Total income increased 9% to a record of €31,050 million. The rise in both customer activity and good margin management supported an 11% increase in **net interest income**, with growth in all businesses. In Retail, net interest income increased 12%, supported by good growth in most countries, reflecting the strength of the bank's diversification. **Net fee income** was up 6% to a half-year record of €6,477 million, supported by higher activity in all

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 global businesses. More than 95% of total revenue is customer related, reflecting the quality and recurrence of the bank’s results. As total income growth outpaced the increase in costs (+3% or -1% in real terms), the efficiency ratio improved significantly, falling 2.6 percentage points to 41.6%. This reflects the impact of the ongoing transformation, which is allowing the bank to improve customer experience while reducing the cost-to-serve. This is particularly evident in Retail, where the efficiency ratio improved by 4.8 percentage points to 39.5%, and Consumer, which improved 2.7 percentage points to 40.6%. By deploying the bank’s proprietary technology, including Gravity, as well as other optimizations, it has already achieved efficiencies of €314 million since 2022. Loan-loss provisions were up 8%, reflecting the expected increase due to normalization in the Consumer business, which was partially offset by the good performance in the Retail business. Overall, credit quality remained stable, with cost of risk at 1.21%, in line with the yearly target. The non-performing loan (NPL) ratio remained broadly stable versus the previous quarter at 3.14%. The bank’s fully-loaded CET1 capital ratio increased by 20 basis points in the quarter to 12.5%, ahead of the group’s capital target, as strong gross organic capital generation in the quarter (+52 basis points) more than offset the accrual for shareholder remuneration against 2024 results2 (-25 basis points). At Banco Santander’s recent annual general meeting (AGM), shareholders approved a final cash dividend against 2023 results of 9.50 euro cents per share, which was paid in May, resulting in a total cash dividend per share charged to 2023 of 17.60 euro cents per share, up c.50% versus 2022. The bank also completed two share buyback programmes against 2023 earnings for a total amount of c.€2.8 billion. Santander has repurchased approximately 11% of its outstanding shares since 2021. Assuming the bank achieves all its 2024 targets and based on the bank’s current shareholder remuneration policy, total remuneration against 2024 results would amount to over €6 billion. Global businesses (H1’24 vs H1’23) To better reflect the performance of each business and market, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report. The group’s business and geographic diversification continues to support consistent, profitable growth. The global businesses had a solid first half, demonstrating the value of the group’s international network. Retail & Commercial Banking’s attributable profit grew 35% to €3,326 million in the first half of 2024 on the back of strong revenue growth (+12%), efficiencies resulting from the ONE Transformation programme, and lower provisions in Europe. The group continued to drive the digitalization and simplification of the products and services, which enabled the efficiency ratio improvement of nearly five percentage points to 39.5%. The total number of customers increased, especially in Brazil (+3.1 million) and Spain (+0.4 million). Loans fell 1%, due to lower volumes in mortgages and SMEs in Europe, partly offset by increases in South America and Mexico. The UK business improved its net interest margin quarter on quarter, reflecting disciplined asset and liability management. Customer funds increased 4%, with deposits growing 2% and investment funds 22%. Digital Consumer Bank generated an attributable profit of €1,070 million, up 4%, due to the good growth in net interest income and fees, and disciplined cost control, despite the expected normalization of the cost of risk to pre- pandemic levels. Loans increased 6%, with 8% growth in auto lending, as the market started to show signs of 2 The bank’s shareholder remuneration policy is approximately 50% payout of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split in approximately equal parts in cash dividends and share buybacks. Implementation of this policy is subject to future corporate and regulatory decisions and approvals.

recovery. Deposits grew 14%, aligned with the bank's strategy to reduce funding costs and net interest income volatility throughout the interest rate cycle.

CIB's attributable profit fell 5% to €1,405 million, as the business invested in new products and capabilities. The underlying business performance was very positive with all-time high revenue of €4,188 million (+6%) in the first half, thanks to double-digit growth in both net interest income and net fee income, as well as strong activity in Global Banking and Global Markets. CIB maintains best-in-class efficiency and profitability levels.

H1'24	Revenue (€bn)	Contribution to Group revenue	C/I	RoTE	2025 RoTE target
Retail	16.3 +12%	52%	39.5% -4.8pp	18.1% +4.3pp	c.17%
Consumer	6.4 +7%	20%	40.6% -2.7pp	13.0% +0.4pp	>14%
CIB	4.2 +6%	13%	43.4% +5.2pp	19.1% -2.2pp	>20%
Wealth	1.8 +12%	6%	34.4% -2.3pp	80.4% +3.5pp	c.60%
Payments	2.7 +3%	9%	46.9% +0.5pp	PagoNxt EBITDA margin 20.1% +8.9pp	>30%
Group	31.1 +9%		41.6% -2.6pp	16.3% +1.3pp	15-17%

Note: YoY change and revenue in constant euros.
Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre.
Global businesses' RoTEs are adjusted based on Group's deployed capital. Data are presented annualizing the impact of the temporary levy. Without annualizing its impact: Retail 17.4% (+4.1pp); Consumer 12.8% (+0.3pp); CIB 19.0% (-2.3pp) and Wealth 79.3% (+3.4pp), PagoNxt EBITDA 20.1% (not affected) and Group 15.9% (+1.4pp).

Wealth Management & Insurance, the group's private banking, asset management and insurance businesses, increased attributable profit by 14% to €818 million, thanks to strong revenue growth in private banking (+13%) and Santander Asset Management (+17%). The unit had assets under management of €480 billion (+13%).

Payments generated an attributable profit of €49 million. Excluding write-downs after discontinuing the merchant platform in Germany and Superdigital in Latin America, the attributable profit reached €292 million, up 30%. In **PagoNxt**, the EBITDA margin increased to 20.1% (+8.9 percentage points) and the total payments volume in merchants (Getnet) increased by 12% to €108 billion. The cost per transaction in PagoNxt Payments has improved 9% to 3.7 euro cents since 2022. In the **Cards** business, which manages around 100 million cards worldwide, turnover increased by 5% to €159 billion.

Banco Santander is one of the largest banks in the world. Its market capitalization at the end of June was €67.1 billion. It has firm roots in ten core markets in Europe and the Americas, with 3.5 million shareholders and 209,500 employees who serve 168 million customers.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

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Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 7 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non- IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales- suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2024 Financial Report, published on 24 July 2024 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    24 July 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer